1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A

(Amendment No. 1)
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2019
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Aluminum Corporation of China Limited (the "Company") is furnishing this current report on Form 6-K/A (this "Amendment No. 1") to correct clerical errors in its announcement dated June 25, 2019 in relation to the poll results of the 2018 annual general meeting of the Company, which was included in the Company's current report on Form 6-K originally furnished to the Securities and Exchange Commission on June 25, 2019 (Film No. 19917626) (the "Original Form 6-K"). Such correction is further explained in the Corrigendum Announcement published by the Company on July 10, 2019, which is included herein as Exhibit 99.1. Except for the matter described in Exhibit 99.1, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information in the Original Form 6-K.

EXHIBITS

Exhibit
Number

99.1	CORRIGENDUM ANNOUNCEMENT - POLL RESULTS OF THE 2018 ANNUAL GENERAL MEETING

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 10, 2019	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Reference is made to the announcement (the "**Announcement**") dated 25 June 2019 of Aluminum Corporation of China Limited* (the "**Company**") in relation to the poll results of the 2018 annual general meeting (the "**AGM**") of the Company held at 2:00 p.m. on 25 June 2019. Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the notice and the circular of the AGM both dated 10 May 2019 and the supplemental notice and the supplemental circular of the AGM both dated 10 June 2019 and the Announcement.

The Company hereby announces that the poll results of Resolution No. 11 to consider and approve the resolution in relation to the proposed entering into of a supplemental agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions and Resolution No. 12 to consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company of the Announcement were reversed due to clerical errors, which are hereby revised as follows:

11. To consider and approve the resolution in relation to the proposed entering into of a supplemental agreement to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco and revision of the annual caps for the transactions.

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Voting results: Passed

Type of Shareholders	For		Against		Abstain (Note)
	Votes	Proportion (%)	Votes	Proportion (%)	Votes
A Shares	1,204,120,688	99.9827	208,160	0.0173	5,000,400
H Shares	1,395,215,511	99.9583	581,900	0.0417	0
Total ordinary shares	2,599,336,199	99.9696	790,060	0.0304	5,000,400

12. To consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company.

Voting results: Passed

Type of Shareholders	For		Against		Abstain (Note)
	Votes	Proportion (%)	Votes	Proportion (%)	Votes
A Shares	6,484,827,928	99.8729	8,255,685	0.1271	5,000,400
H Shares	1,367,266,520	97.9513	28,597,166	2.0487	0
Total ordinary shares	7,852,094,448	99.5329	36,852,851	0.4671	5,000,400

Note: Pursuant to Article 80 of the Articles of Association, any abstained vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution.

Saved as the revision to the above contents, all other information and contents set out in the Announcement shall remain unchanged.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

Beijing, the PRC
10 July 2019

As at the date of this announcement, the members of the board of directors comprise Mr. Lu Dongliang, Mr. He Zhihui, Mr. Jiang Yinggang and Mr. Zhu Runzhou (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary